EXHIBIT 3.2

                                STATE OF DELAWARE

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                            CAPITAL SOLUTIONS I, INC.

First: That the Board of Directors of Capital Solutions I, Inc. (the "Corporation") by Unanimous Written Consent dated as of June 6, 2005, adopted resolutions setting forth proposed amendments to the Certificate of Incorporation of the Corporation as heretofore amended, declaring said amendments to be advisable and calling for the submission of such amendments to the stockholders of the Corporation for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

Resolved, that the Certificate of Incorporation of the Corporation be amended by changing Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

         FOURTH:

         (a) The total number of shares of stock which this corporation is authorized to issue is nine hundred and twenty million (920,000,000), consisting of nine hundred million (900,000,000) shares of common stock, par value $0.0000001 per share and twenty million (20,000,000) shares of preferred stock, par value $0.0000001 per share.

         (b) Each ten (10) shares of Common Stock outstanding at 9:00 a.m. on the effective date, shall be deemed to be one (1) share of Common Stock of the Corporation, par value $0.0000001 per share. There shall be no fractional shares. Odd lots shall be rounded up.

         (c) Shares of Preferred Stock may be issued from time to time in one or more series as may be established from time to time by resolution of the Board of Directors of the Corporation (hereinafter the "Board"), each of which series shall consist of such number of shares and have such distinctive designation or title as shall be fixed by resolution of the Board prior to the issuance of any shares of such series. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions, thereof, as shall be stated in such resolution of the Board providing for the issuance of such series of Preferred Stock.

Second: That pursuant to Section 228 of the General Corporation Law of the State of Delaware, a consent setting forth resolutions approving the amendments set forth above was signed by holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted.

Third: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Fourth:  The effective date shall be June 17, 2005.


By: /s/ CHRISTOPHER ASTROM
----------------------------
(Authorized Officer)

Name:   Christopher Astrom